Exhibit 99.1

YS Biopharma Announces US$40 Million Private Placement Financing

GAITHERSBURG, Md., Feb. 9, 2024 /PRNewswire/ -- YS Biopharma Co., Ltd. (NASDAQ: YS) (“YS Biopharma”) along with its subsidiaries (“YS Group” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it has entered into a share purchase agreement (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) for the private placement of 95,269,762 ordinary shares of the Company, par value US$0.00002 per share (the “Shares”) at a purchase price of $0.41986 per Share (the “Private Placement”) for an aggregate of US$40 million in proceeds.

Dr. David Shao, Director, President, and CEO of the Company, commented, “We are proud to announce the US$40 million private placement, exclusively through the issuance of ordinary shares. Through equity financing, without issuance of any warrants or options, we empower our investors with direct ownership, aligning their interests with the interests of existing shareholders striving for the long-term success of YS Biopharma. This infusion of capital significantly improves and strengthens our balance sheet. It bolsters our cash position, enhances liquidity, and provides additional financial resources to support our core operations and business growth.”

The Shares being purchased are exempted from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Regulation S promulgated thereunder. The Private Placement was made after the dismissal of the injunction order granted by the Grand Court of the Cayman Islands dated December 22, 2023. The Purchase Agreement contains customary representations, warranties and covenants of the Company and the Purchaser, and customary indemnification provisions for a transaction of this type. The Company also granted the Purchaser customary registration rights with respect to the Shares. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale of these securities would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of the Company, the development progress of all product candidates, the progress and results of all clinical trials, the Company’s ability to source and retain talent, and the cash position of the Company. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of YS Biopharma’s management and are not predictions of actual performance.

YS Biopharma cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties and other important factors in the Company’s subsequent filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Robin Yang

Partner, ICR, LLC

Tel: +1 (212) 537-4035

Email: YSBiopharma.IR@icrinc.com